As filed with the Securities and Exchange Commission on May 14, 1996 Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                            -----------------------


                             QUARTERDECK CORPORATION
             (Exact name of registrant as specified in its charter)

         DELAWARE                            7372                          95-4320650
(State or other jurisdiction of      (Primary standard industrial      (I.R.S. Employer
incorporation or organization)       classification code number)       Identification Number)

                            -----------------------
                               13160 Mindanao Way
                        Marina del Rey, California 90292
                                 (310) 309-3700
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)
                            -----------------------
                            BRADLEY D. SCHWARTZ, ESQ.
                    Senior Vice President and General Counsel
                             Quarterdeck Corporation
                               13160 Mindanao Way
                        Marina del Rey, California 90292
                                 (310) 309-3700
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                            -----------------------
                                    COPY TO:
                             KAREN E. BERTERO, ESQ.
                           Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                       Los Angeles, California 90071-3197
                                 (213) 229-7000
                            -----------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
TITLE OF EACH CLASS OF SECURITIES                             PROPOSED MAXIMUM          PROPOSED MAXIMUM AGGREGATE      AMOUNT OF
       TO BE REGISTERED             AMOUNT TO BE REGISTERED  OFFERING PRICE PER UNIT(1)    OFFERING PRICE(1)        REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock ($.001 par value).....        4,000,000                  $14.5625                  $58,250,000.00         $20,087.00
====================================================================================================================================



     (1) Estimated solely for the purpose of determining the registration fee. Calculated on the basis of the average of the high and low reported prices of the Registrant's Common Stock on the Nasdaq National Market on May 8, 1996.

         THE REGISTRATION HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY IT EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


================================================================================

                             QUARTERDECK CORPORATION

                              CROSS REFERENCE SHEET

Registration Statement Item                                          Caption in Prospectus
- ---------------------------                                          ---------------------


1.       Forepart of the Registration Statement and
         Outside Front Cover Page of Prospectus ..............       Facing Page of Registration Statement;
                                                                          Cross-Reference Sheet; Outside Front Cover Page
                                                                          of Prospectus
2.       Inside Front and Outside Back Cover
         Pages of Prospectus..................................       Available Information; Incorporation of Certain
                                                                          Information by Reference; Table of Contents
3.       Risk Factors, Ratio of Earnings to Fixed
         Charges, and Other Information ......................       The Company; Cover Page of Prospectus;
                                                                          Securities Covered by this Prospectus; Table
                                                                          of Contents
4.       Terms of the Transaction.............................       Not Applicable
5.       Pro Forma Financial Information .....................       Not Applicable
6.       Material Contacts with the Company
         Being Acquired.......................................       Not Applicable

7.       Additional Information Required for
         Reoffering by Persons and Parties
         Deemed to be Underwriters............................       Not Applicable
8.       Interests of Named Experts and Counsel ..............       Legal Opinion; Experts

9.       Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities ......       Not Applicable

10.      Information with Respect to S-3
         Registrants..........................................       Available Information; Incorporation of Certain
                                                                          Information by Reference; The Company
11.      Incorporation of Certain Information
         by Reference.........................................       Incorporation of Certain Information by Reference;
                                                                          Description of Capital Stock
12.      Information with Respect to S-2 or
         S-3 Registrants......................................       Not Applicable

13.      Incorporation of Certain Information by
         Reference............................................       Not Applicable

14.      Information with Respect to Registrants
         Other than S-3 or S-2 Registrants ...................       Not Applicable

15.      Information with Respect to
         S-3 Companies........................................       Not Applicable

16.      Information with Respect to S-2 or
         S-3 Companies........................................       Not Applicable

17.      Information with Respect to Companies
         other than S-3 or S-2 Companies .....................       Not Applicable

18.      Information if Proxies, Consents or
         Authorizations are to be Solicited ..................       Not Applicable

19.      Information if Proxies, Consents or
         Authorizations are not to be Solicited or
         in an Exchange Offer.................................       Incorporation of Certain Information by Reference

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Security and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                    SUBJECT TO COMPLETION, DATED MAY 14, 1996

PROSPECTUS

                             QUARTERDECK CORPORATION

                                  COMMON STOCK
                                ($.001 PAR VALUE)

                                4,000,000 SHARES

         This Prospectus relates to 4,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), of Quarterdeck Corporation ("Quarterdeck" or the "Company"), that may be issued from time to time in connection with future business combinations, acquisitions and mergers. In general, the terms of such combinations, acquisitions and mergers will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock.

         The Common Stock is listed on Nasdaq under the symbol "QDEK." The last reported sales price per share of the Common Stock, as quoted on Nasdaq on May 13, 1996 was $14-7/16 per share.

         See "Risk Factors" on pages 3 to 9 for certain considerations relevant to an investment in the Common Stock.

                             -----------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION NOR HAS THE COMMISSION
                    OR ANY STATE SECURITIES COMMISSION PASSED
                      UPON THE ACCURACY OR ADEQUACY OF THIS
                        PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                             -----------------------


                 The date of this Prospectus is           , 1996

                              AVAILABLE INFORMATION

         The Company has filed a Registration Statement on Form S-4 (the
"Registration Statement"), File No. 333-     , with the Securities and
Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at the Jacob K. Javits Federal Building, 75 Park Place, New York, New York 10278. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are by this reference incorporated in and made a part of this Prospectus: (i) the Annual Report on Form 10-K for the fiscal year ended September 30, 1995, File No. 0-19207; (ii) the Quarterly Report on Form 10-Q for the quarter ended December 31, 1995, File No. 0-19207; (iii) the Registration Statement on Form 8-A filed April 26, 1991; (iv) the Current Reports on Form 8-K dated December 29, 1995 and March 28, 1996, and (v) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to Quarterdeck Corporation, Attention: Corporate Secretary, 13160 Mindanao Way, Third Floor, Marina del Rey, California 90292, telephone number (310) 309-3700.


                                   THE COMPANY

         The Company develops, markets and supports computer software products in four strategic business areas: utilities, telecommunications and collaborative computing, Internet applications and

Internet services. The Company's utility products enhance the performance of personal computers running Microsoft Windows 3.x, Windows 95, Windows NT and DOS software. The Company's telecommunications and collaborative computing products are designed to target telecommuting and direct communication over the Internet as well as over private distributed data networks ("Intranets"). The Company has introduced a line of Internet applications designed to offer businesses and individuals dependable, easy-to-use products, and provide the Company's diverse customer base with the key capabilities required to tap into the potential of the rapidly growing World Wide Web and the Internet. The newly created Internet Services unit is dedicated to providing products and services to the increasing number of small and medium-sized businesses interested in conducting commerce on the Internet. Its focus is currently on search services, based in part on the WebCompass technology, content-related services, and the creation of an electronic marketplace for small businesses.

         The Company was incorporated in California in 1982 as Quarterdeck Office Systems. In June 1991, the Company changed its state of incorporation from California to Delaware and in February 1995 changed its name to Quarterdeck Corporation.

         The principal offices of the Company are located at 13160 Mindanao Way, Third Floor, Marina del Rey, California 90292, telephone number (310) 309-3700.

                                  RISK FACTORS

         The Securities offered hereby are speculative in nature and involve a high degree of risk. In addition to the other information included elsewhere in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Securities offered by this Prospectus.

DEPENDENCE ON NEW PRODUCTS AND ADAPTATION TO TECHNOLOGICAL CHANGE

         The computer software industry is subject to rapid technological change often evidenced by new competing products and improvements in existing products. The Company depends on the successful development of new products, including upgrades of existing products, to replace revenues from products introduced in prior years that have begun to experience reduced revenues. If the Company's leading products become outdated and lose market share or if new products or existing product upgrades are not introduced when planned or do not achieve the revenues anticipated by the Company, the Company's operating results could be materially adversely affected. Even with normal development cycles, the market environment can change so quickly that features in certain products can become outdated soon after market introduction. These events may occur in the future and may have an adverse effect on future revenues and operating results.

         Many of the Company's existing products supplement and enhance Windows 3.x and the DOS operating system by providing multitasking and memory management capabilities. Microsoft Windows 95, which was released in August 1995, integrates a 32-bit version of Windows with DOS. As application programs and device drivers are developed to take advantage of this 32-bit operating environment, they are expected to lack certain of the memory limitations inherent in current versions of DOS and Windows and in DOS-based applications.


         With the introduction of Windows 95, the software market is experiencing a shift to this new platform. The Company is focusing its development efforts on Windows 95 and Windows NT, while continuing to support Windows 3.x and DOS platforms. In September 1995, the Company released several new utility products for Windows 95, including memory compression (MagnaRAM), diagnostics

(WINProbe) and disk management (CleanSweep). QEMM, the Company's leading memory management product, has been upgraded to version 8; QEMM 8 enhancements include new memory solutions and reporting utilities for Windows 3.x and Windows 95, as well as continued support for DOS systems. It is the Company's expectation that memory management products will continue to be needed on Windows 95, but that memory management has experienced a shift from 16-bit DOS device driver management (older versions of QEMM) to complex solutions such as memory compression and better use of virtual memory (QEMM 8).

         The Company is devoting substantial efforts to the development of software products that are designed to operate on Microsoft's Windows 95 and Windows NT. Should the Company not be able to continue to develop products successfully and timely that function under Windows 95 and Windows NT, and offer perceived value to Windows 95 and Windows NT users, future revenues would be adversely affected. There can be no assurance that QEMM 8 or the Company's other utility products for Windows 95 and Windows NT will be commercially successful.

         The Company is also focusing significant efforts on products for the telecommunications and collaborative computing and Internet markets and expects that a significant portion of future revenues will come from these products. The revenues from such new products may be less than the Company anticipates due to various factors including the timing of release in relation to competitive products, and uncertainties surrounding the rate and extent of development of these new and emerging markets. The Company's Internet-related products are dependent upon the viability and continued growth of the Internet, and its expanded use by businesses and individuals for networking and communications.

COMPETITION

         The personal computer market is intensely competitive, subject to strategic alliances of hardware and software companies and characterized by rapid changes in technology and frequent introductions of new products and features. The Company's competitors include developers of operating systems, applications and utility software vendors and personal computer manufacturers that develop their own software products. The Company's current revenues and profitability are dependent on the viability of the Microsoft Windows and DOS operating systems and, with respect to the Company's Internet and telecommunications and collaborative computing products, the continued viability and growth of the Internet, the World Wide Web as well as the X Window System market. The Company expects to encounter continued competition both from established companies and from new companies that are now developing, or may develop, competing products. Many of the Company's existing and potential competitors have financial, marketing and technological resources significantly greater than those of the Company.

         The Company's memory management and other utility products compete directly with the memory management and utility features of Microsoft Windows 95 as well as Microsoft Windows 3.x and DOS, as well as with other third-party memory management products and other utility software products. The Company's telecommunications and collaborative computing products compete with other telecommunications and collaborative computing and other PC X server products from other third-party software vendors. These competitive products are frequently bundled with computer hardware as well as with operating system software.


         Future competitive product releases may cause disruptions in orders for the Company's products while users and the marketplace evaluate the competitive products. The extent of the disruption in orders and the impact on future orders of the Company's products will depend on various factors that are not fully known at this time, including the level of functionality, performance and features included in the final release of these competitive products and the market's evaluation of competitive products compared to the then current functionality, performance and features of the Company's products.

         The Company's Internet-related products compete with Internet access, creation and server tools from a variety of companies, including Netscape Communications Corporation and other connectivity, networking and Internet software application developers, Internet access providers and other on-line service providers, as well as operating system vendors, including Microsoft and IBM. The original Mosaic browser developed by the National Center for Supercomputing Applications is made available to be downloaded in electronic format for free from the Internet. Certain competitors have also made versions of their Internet access, creation and server products available on the Internet for users to download at no charge or for extended evaluation. In addition, the market for Internet products may be adversely impacted to the extent that vendors of PC hardware or PC operating systems incorporate Internet tools, functions or capabilities within their operating systems or PC hardware and thereby reduce the market for stand-alone Internet products.

         The Company is dedicating substantial efforts on products and services for the telecommunications and collaborative computing and Internet markets and expects that a significant portion of future revenues will come from these products and services. The revenues from such new products and services may be less than the Company anticipates due to various factors including the timing of release in relation to competitive products and services, and uncertainties surrounding the rate and extent of development of these new and emerging markets. The Company's Internet-related products and services are dependent upon the viability and continued growth of the Internet, and its expanded use by businesses and individuals for networking and communications.

         The Company anticipates that the type and level of competition experienced to date will continue and may increase and that future sales of its products will be dependent upon the Company's ability to timely and successfully develop or acquire new products or enhanced versions of its existing products for Windows 95 and Windows NT, Apple Macintosh and/or other operating systems that may gain market acceptance, and to demonstrate to the user a need for the Company's products while developers of operating systems and competitive software products continue to enhance their products. To the extent that operating system enhancements, competitive products or bundling of competitive products with operating systems or computer hardware reduce the number of users who perceive a benefit from the Company's products, sales of the Company's products in the future would be adversely impacted.

FLUCTUATIONS IN OPERATING RESULTS AND STOCK PRICE

         The Company's future operating results and stock price could be subject to significant fluctuations and volatility. The Company's revenues and quarterly operating results may experience significant fluctuations and be unpredictable as the result of a number of factors including, among others, introduction of new or enhanced products by the Company or its competitors, rapid technological changes in the Company's markets, seasonality of revenues, changes in operating expenses and general economic conditions. The Company's pattern of revenues and earnings may also be affected by the phenomenon known as "channel fill." Channel fill occurs following the introduction of a new product or a new version of a product as distributors buy significant quantities of the new product or version in anticipation of sales of such product or version. Following such purchases, the rate of distributors' purchases often declines, depending on the rates of purchases by end users or "sell-through." The phenomenon of "channel fill" may also occur in anticipation of price increases or in response to sales promotions or incentives, some of which may be designed to encourage customers to accelerate purchases that might otherwise occur in later periods. Channels may also become filled simply because the distributors are unable to, or do not, sell their inventories to retail distribution or end users as anticipated. If sell-through does not occur at a sufficient rate, distributors will delay purchases or cancel orders in later periods or return prior purchases in order to reduce their inventories. In addition, between the date the Company announces a new version or new product and the date of release, distributors, dealers and end users often delay purchases, cancel orders or return products in anticipation of the availability of the new version of the product. Such order delays or cancellations can cause material fluctuations in revenues from one quarter to the next. Net revenues may be materially affected favorably or adversely by these effects.

         The Company's net revenues and net income (loss) have fluctuated significantly from year to year since the Company's initial public offering in June 1991. Due to the inherent uncertainties in software development and in the microcomputer software industry, operating results for any period are not necessarily indicative of results to be expected in future periods.

         The Company also has experienced wide fluctuations in its stock price and may be subject to significant fluctuations in the future over a short period of time. The trading price of the Common Stock increased from approximately $3.00 in January 1995 to a high of approximately $39.00 in December 1995 to a low of approximately $12.00 in April 1996. Fluctuations may be due to factors specific to the Company, to changes in analysts' estimates, or to factors affecting the computer industry or the securities markets in general. In addition, any decrease in revenues or quarterly results, or failure to meet market expectations, could have an immediate and significant adverse effect on the trading price of the Common Stock in any given period.

MANAGEMENT OF ACQUISITIONS AND GROWTH

         Since June 1995, the Company has consummated acquisitions of six companies and of the intellectual property assets of a seventh company. The Company's business plan includes additional acquisitions in the future. While these acquisitions have broadened the Company's product portfolio and sales distribution channels, the acquisitions have resulted in the Company's competing with companies and in markets where it has not previously competed. As a result, there is uncertainty regarding customer acceptance of the combined products. There can be no assurance that the Company will be successful in realizing benefits from a broadened product portfolio and sales distribution channels. In addition, the Company's success will depend in part on its ability to integrate the operations and businesses of the acquired companies, and its ability to utilize effectively acquired intellectual property.

SUBSTANTIAL DEPENDENCE ON DISTRIBUTION CHANNELS

         A substantial portion of the Company's domestic and international sales are made through a limited number of personal computer hardware and software distributors which represent the Company on a non-exclusive basis. If the Company were to lose all or a significant portion of the revenue attributable to any of its principal distributors, or if its principal distributors were to lose sales of the Company's products to any of their principal accounts, the loss could have a material adverse affect on the Company's operating results. In addition, there has been a trend toward consolidation of distributors of personal computer hardware and software products. A reduction in the number of software distributors will increase the Company's dependence upon its major distributors and could affect their willingness to distribute and promote products of the Company.

PRODUCT RETURNS

         Like other manufacturers of package software products, the Company is exposed to the risk of product returns from distributors and reseller customers. Although the Company believes that it provides adequate allowances for returns, there can be no assurance that actual returns in excess of recorded allowances will not result in a material adverse effect on business, operating results and financial condition.

DEPENDENCE ON AND INTENSE COMPETITION FOR KEY PERSONNEL

         Recruitment of personnel in the computer software industry is highly competitive. The Company's success depends to a significant extent upon the performance of its executive officers and other key personnel. The loss of the services of any of these individuals could have a material adverse effect on the Company. The Company's future success will depend in part upon its continued ability to attract and retain highly qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

PATENTS AND PROPRIETARY INFORMATION

         The Company relies on a combination of trade secret, patent, copyright and trademark laws, and license agreements to protect its rights to its products. The Company holds two United States patents relating to memory management, one of which expires in 2010 and the other of which expires in 2011. The Company believes that its software products are proprietary and protects them with copyrights, trade secrets and non-disclosure agreements. The Company provides its products to end users under a non-exclusive, non-transferable license. Under the Company's current form of software license agreement, software is to be used solely for internal operations on designated computers at specified sites. The ability of software companies to enforce such licenses has not been finally determined and there can be no assurance that misappropriation will not occur. The Company's trademark and service mark rights include rights associated with its use of its trademarks and servicemarks, and rights obtained by registrations of its trademarks and servicemarks ("marks"). The Company has applied for or obtained United States trademark registrations for certain marks and has applied for or obtained registrations in various international jurisdictions. The use and registration rights of the Company for its marks do not assure that the Company has superior rights to others that may have registered or used identical or related marks on related goods or services, nor that such registrations or uses will not be used to attempt to foreclose use of a particular mark by the Company.

         The extent to which U.S. and foreign copyright and patent laws protect software as well as the enforceability of end-user licensing agreements has not been fully determined. In addition, changes in the interpretation of copyright and patent laws could expand or reduce the extent to which the Company or its competitors are able to protect their software and related intellectual property.

         Because the computer industry is characterized by technological changes, the policing of the unauthorized use of computer software is a difficult task. Software piracy is expected to continue to be a persistent problem for the packaged software industry. Despite steps taken by the Company to protect its software products, third parties still make unauthorized copies of the Company's products for their own use or for sale to others. These concerns are particularly acute in certain international markets. The Company believes that the knowledge, abilities and experience of its employees, its timely product enhancements and upgrades and the availability and quality of its support services provided to users are more significant factors in protecting its software products than patent, trade secret and copyright protection laws.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

         There are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing and characteristics and quality of products and services. The Telecommunications Act of 1996 (the "1996 Act"), which was recently enacted and the judicial interpretation of which is uncertain, imposes criminal penalties for transmission of or allowing access to certain obscene communications over the Internet and other computer services and contains additional provisions intended to protect minors. In addition, America's Carriers Telecommunication Association ("ACTA") recently filed a Petition for Declaratory Ruling Special Relief, and Institution of Rulemaking (the "ACTA Petition") before the Federal Communications Commission ("FCC"), arguing that the FCC has authority to regulate the Internet and, as such, should regulate, as the telecommunications carriers, providers of computer software products (such as the Company) which enable voice transmission over the Internet. The ACTA Petition requests the FCC to declare its authority over interstate and international telecommunications services using the Internet, to order providers of the aforementioned software to cease the sale of such software pending a rulemaking, and to institute a rulemaking body to govern the use of the Internet as a means for providing telecommunications services. The enactment of the 1996 Act, and of any similar laws or regulations in the future, may decrease the growth or use of the Internet, which could in turn decrease the demand for the Company's services and products and increase the Company's cost of doing business or otherwise have an adverse effect on the Company's business, operating results and financial condition.

INTERNATIONAL OPERATIONS

         The Company has operations in various foreign locations. International operations are subject to certain risks common to international activities, such as changes in foreign governmental regulations, tariffs and taxes, export license requirements, the imposition of trade barriers, difficulties in staffing and managing foreign operations, and political and economic instability.

         The Company conducts business in various foreign currencies and is therefore subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are recorded and the date that they are consummated. The Company is also subject to certain exposures arising from the translation and consolidation of the financial results of its foreign subsidiaries. The Company utilizes operational hedging to the extent possible to mitigate the Company's transaction exposures. The Company has also hedged residual transaction exposures through the use of forward foreign exchange contracts. However, there can be no assurance that actions taken to manage such exposure will be successful or that future changes in currency exchange rates will not have a material impact on the Company's future operating results. The Company does not hedge either its translation risk or its economic risk.

INTENTION REGARDING PAYMENT OF COMMON STOCK DIVIDENDS

         The Company currently retains all of its earnings for use in the expansion and operation of its business, and does not anticipate paying any cash dividends in the foreseeable future. There can be no assurance that the Company will pay cash dividends at any time, or that the failure to pay dividends for a period of time will not adversely affect the market price of the Common Stock.

DILUTION

         The Company has made, and anticipates that it may make in the future, acquisitions using shares of the Common Stock. An acquisition using shares of the Common Stock would have the effect of reducing the percentage ownership of the Company by each pre-acquisition stockholder.

                         SELECTED FINANCIAL INFORMATION

         The following selected consolidated financial data are derived from the Company's consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. This consolidated data should be read in conjunction with the consolidated financial statements and notes thereto. Certain items in the prior years' consolidated financial statements have been reclassified to conform to the 1995 presentation. During fiscal 1995, Quarterdeck acquired Landmark Research International ("Landmark"), Internetware, Inc. and a related party (together, "Internetware") and StarNine Technologies, Inc. ("StarNine") in transactions accounted for as poolings of interests. All financial information subsequent to October 1, 1992 has been restated to reflect the combined operations of Landmark and Quarterdeck. StarNine and Internetware had results of operations that were not material to Quarterdeck's consolidated financial statements and therefore, periods prior to October 1, 1994 were not restated. All amounts shows are in thousands, except per share data.




                                                             YEAR ENDED SEPTEMBER 30,
                                                             ------------------------

                                              1995         1994          1993          1992         1991
                                              ----         ----          ----          ----         ----
STATEMENTS OF OPERATIONS DATA:

Net revenues ..........................     $ 70,713     $ 38,291      $ 52,470      $ 59,397     $ 47,995
Cost of revenues ......................       17,088       15,356        15,990        12,925        7,705
                                            --------     --------      --------      --------     --------
   Gross margin .......................       53,625       22,935        36,480        46,472       40,290
Operating expenses:
   Research and development ...........        8,503        4,072         1,753           548          102
   Sales and marketing ................       23,818       21,656        23,490        24,307       12,818
   General and administrative .........       10,881        9,472        10,278         8,708        8,227
   Acquisition, restructuring and
     other charges ....................        7,409       12,863            --            --           --
   Litigation settlement ..............           --          615            --            --           --
                                            --------     --------      --------      --------     --------
   Total operating expenses ...........       50,611       48,678        35,521        33,563       21,147
Operating income (loss) ...............        3,014      (25,743)          959        12,909       19,143
Interest income, net ..................        1,327          823           919         1,335          870
                                            --------     --------      --------      --------     --------
Income (loss) before income taxes .....        4,341      (24,920)        1,878        14,244       20,013
Provision (benefit) for income taxes...          213       (5,982)          637         4,796        7,995
                                            --------     --------      --------      --------     --------
Net income (loss) .....................     $  4,128     ($18,938)     $  1,241      $  9,448     $ 12,018
                                            ========     ========      ========      ========     ========
Net income (loss) per share:

   Primary ............................     $   0.16     ($  0.82)     $   0.05      $   0.40     $   0.63
                                            ========     ========      ========      ========     ========
   Fully diluted ......................     $   0.15     ($  0.82)     $   0.05      $   0.40     $   0.63
                                            ========     ========      ========      ========     ========
Shares used to compute net income
(loss) per share:

   Primary ............................       25,929       23,139        23,696        23,736       19,094
                                            ========     ========      ========      ========     ========
   Fully diluted ......................       26,870       23,139        23,696        23,736       19,094
                                            ========     ========      ========      ========     ========
Additional unaudited pro forma data:

   Income (loss) before taxes .........     $  4,341     ($24,920)     $  1,878      $ 14,244     $ 20,013
   Pro forma income tax expense
     (benefit) ........................          918       (5,109)          718         4,845        7,995
                                            --------     --------      --------      --------     --------
   Pro forma net income (loss) ........     $  3,423     ($19,811)     $  1,160      $  9,399     $ 12,018
                                            ========     ========      ========      ========     ========
Pro forma income (loss) per share:

   Primary ............................     $   0.13     ($  0.86)     ($  0.05)     $   0.40     $   0.63
                                            --------     --------      --------      --------     --------
   Fully diluted ......................     $   0.13     ($  0.86)     ($  0.05)     $   0.40     $   0.63
                                            ========     ========      ========      ========     ========

                                                                               AS OF SEPTEMBER 30,
                                                                               -------------------
                                                              1995          1994         1993         1992          1991
                                                              ----          ----         ----         ----          ----
   BALANCE SHEET DATA:

   Working capital....................                       $23,919       $24,642      $36,415      $38,077       $30,928
   Total assets.......................                       55,652        43,890       55,798       55,525        45,312
   Long-term obligations                                     143           551          34           101           66
   Stockholders' equity                                      35,273        29,521       48,994       48,415        37,746

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         The Common Stock trades on the Nasdaq National Market, under the symbol QDEK. The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock on the Nasdaq National Market as reported by the National Association of Securities Dealers, Inc.



                                              High         Low
                                              ----         ---

Fiscal 1994:
  First Quarter ......................      $ 2-9/16     $  2
  Second Quarter .....................        3-5/8         2-1/8
  Third Quarter ......................        4             2-1/8
  Fourth Quarter .....................        2-11/16       2-1/8
  Fiscal 1995:

  First Quarter ......................      $ 3-1/4     $    1-7/8
  Second Quarter .....................        4-7/16         2-7/8
  Third Quarter ......................       12-1/2          3-5/8
  Fourth Quarter .....................       21-7/16        10-3/8
  Fiscal 1996:

  First Quarter ......................      $27-7/8      $  11-5/8
  Second Quarter .....................       17-3/8         12-3/8
  Third Quarter (through May 13, 1996)       16-1/4         12-7/8



         As of April 30, 1996, the Company had 31,502,220 shares outstanding, and approximately 500 shareholders of record.

         The Company has not paid dividends to holders of its Common Stock during the periods indicated above. The Company intends to retain earnings for use in its businesses and therefore does not anticipate paying any cash dividends in the foreseeable future.

                          DESCRIPTION OF CAPITAL STOCK

         The Company is authorized to issue two classes of shares, common stock and preferred stock. As of May 10, 1996, there were approximately 500 stockholders of record of the Company Common Stock.

COMMON STOCK

         The number of shares of Common Stock authorized by the Company's Certificate of Incorporation is 50,000,000, $.001 par value. At April 30, 1996, the Company had issued and outstanding 31,502,220 shares of Common Stock.
All issued and outstanding shares of Common Stock are, and the shares of Common issuable hereunder will be, validly issued, fully paid and non-assessable.

         The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Subject to the preferences applicable to any shares of preferred stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors (the "Quarterdeck Board") out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares.

PREFERRED STOCK

         The number of shares of preferred stock authorized by the Company's Certificate of Incorporation is 2,000,000, at $.001 par value. Of such shares, 225,000 have been designated as Series A Junior Participating Preferred Stock (the "Series A Preferred"). The Series A Preferred was designated pursuant to the adoption of the Rights Plan adopted by the Company in August 1992. See "Shareholder Rights Plan." The Quarterdeck Board is authorized, without further action by the stockholders, to issue, from time to time, additional series of preferred stock, $.001 par value per share, in one or more series, to fix the designations, preferences and relative, participating, optional or other special rights and qualifications or restrictions of the shares of each series and to determine the voting powers, if any, of such shares. The Quarterdeck Board, without further stockholder approval, can thus issue preferred stock with voting and conversion rights that would adversely affect the voting power and other rights of the holders of Common Stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the Quarterdeck Board is authorized to issue and sell shares of preferred stock to designated persons the impact of which could make it more difficult for a holder of a substantial block of Common Stock to remove incumbent directors or otherwise gain control of the Company.

         As of the date of this Prospectus, there are no shares of Series A Preferred or any other shares of preferred stock of the Company outstanding.

SHAREHOLDER RIGHTS PLAN

         On August 11, 1992, the Company adopted the Rights Plan, pursuant to which the Quarterdeck Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock to holders of record as of August 31, 1992. All Common Stock issued thereafter also includes a Right. Each Right entitles the holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Preferred at a price of $35.00 per one one-hundredth of a share of Series A Preferred, subject to adjustment (the "Purchase Price"). Pursuant to the Rights Plan, in the event of a public announcement that a person or group of affiliated or associated persons (a "Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock (such Person, a "15% Shareholder") or a tender offer or exchange offer is announced or commenced, except pursuant to a Permitted Offer (as defined below), the consummation of which would cause any Person to become a 15% Shareholder, each holder of a Right (other than such 15% Shareholder) will have the right to receive upon exercise, on and after the close of business on the tenth business day following the first to occur of such events (unless in the case of a tender offer or exchange offer described above, prior to the time such Person becomes a 15% Shareholder, the Quarterdeck Board sets a later date) (the "Distribution Date"), Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value (immediately prior to such triggering event) equal to two times the Purchase Price. In the event that any Person becomes a 15% Shareholder, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by such 15% Shareholder, or any affiliate or associate thereof, will be null and void. The Rights Plan further provides that if, on or after the date that a Person becomes a 15% Shareholder, the Company is acquired in a merger or other business combination transaction (other than a merger which follows a Permitted Offer) or 50% or more of its assets or earning power are sold, each holder of a Right (other than a 15% Shareholder) will have the right to receive, upon exercise, common stock of the acquiring company having a market value of two times the Purchase Price. The Purchase Price payable, and the number shares of Series A Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time in order to prevent dilution.

         A tender or exchange offer for all outstanding shares of Common Stock at a price and/or on terms determined by the Quarterdeck Board, prior to the purchase, to be adequate and in the best interests of the Company and its stockholders (other than the acquiring person) is a Permitted Offer under the Rights Plan. A Permitted Offer does not trigger the exercisability of the Rights.

         The Rights will expire on August 10, 2002, unless earlier redeemed or exchanged, or unless the expiration date is extended. Prior to expiration, the Rights may be redeemed by the Company, in whole, but not in part, under certain circumstances (including after a Person has become a 15% Shareholder. provided that certain conditions are satisfied) at a price of $.01 per Right. The terms of the Rights may be amended under certain circumstances.

         At any time after any Person becomes a 15% Shareholder and prior to the first date thereafter upon which such 15% Shareholder becomes the beneficial owner of 50% or more of the outstanding Common Stock, Quarterdeck may exchange all or part of the then outstanding Rights for Common Stock, at an exchange ratio of one share of Common Stock or one one-hundredth of a share of Series A Preferred (or a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment). Until a Right is exercised, the holder thereof has no rights as a stockholder of the Company solely by virtue of the ownership of such Right.

         Upon the close of business on a Distribution Date, the Rights will be traded independently of the Common Stock, and each Right, except those held by the 15% Shareholder (which will be void), will entitle the holder thereof to acquire, upon payment of the exercise price, a fraction of a share of Series A Preferred of the Company. The shares of Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to a minimum preferential quarterly dividend payment of $l per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of shares of Series A Preferred will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Preferred will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Preferred's dividend, liquidation and voting right, the value of one-hundredth interest in a Series A Preferred share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to the person or group that attempts to acquire the Company unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offerer willing to make an offer at an equitable price and that is otherwise in the best interests of the Company and its stockholders, as determined by the Quarterdeck Board. The Rights should not interfere with any merger or other business combination approved by the Quarterdeck Board, since the Board of Directors may redeem the rights at a price of $.01 per Right under certain circumstances.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                      SECURITIES COVERED BY THIS PROSPECTUS

         The shares of the Common Stock covered by this Prospectus consist of 4,000,000 shares (the "Shares") which may be issued or delivered from time to time in connection with future business combinations, mergers and/or acquisitions. The consideration for such combinations, acquisitions and mergers may consist of cash, assumption of liabilities, evidences of debt, Common Stock or a combination thereof. In general, the terms of such combinations, acquisitions and mergers will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock. It is anticipated that the shares of the Common Stock issued or delivered in connection therewith will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the combination, acquisition or merger are tentatively agreed upon, or at or about the time or times such shares are issued or delivered.

         Persons who directly or indirectly control, are controlled by, or are under common control with, companies or other entities which are acquired by or merged or combined with the Company may be deemed to be engaged in a distribution of securities, and therefore underwriters of securities within the meaning of Section 2(11) of the Securities Act, if such persons offer or sell any shares of the Common Stock covered by this Prospectus other than in accordance with the provisions of paragraph (d) of Rule 145 under the Securities Act or pursuant to an effective registration statement. Rule 145(d) provides that such persons will not be deemed to be underwriters if (a) among other things, (i) the Company has complied with certain reporting requirements of the Exchange Act, (ii) the amounts of such shares sold fall within certain volume limitations, (iii) such shares are sold only in brokers' transactions within the meaning of Section 4(4) of the Securities Act or in a manner otherwise permitted by Rule 144 under the Securities Act, (iv) such persons do not solicit or arrange for the solicitation of orders to buy such shares in anticipation of or in connection with the sale thereof, and (v) such persons do not make any payments in connection with the offer or sale thereof to any persons other than the brokers executing the orders to sell such shares; (b) such persons are not affiliates of the Company and have been the beneficial owners of the Common Stock for at least two years, and the Company has complied with certain reporting requirements of the Exchange Act; or (c) such persons are not, and have not been for at least three months, affiliates of the Company and have been the beneficial owners of the Common Stock for at least three years.

                                  LEGAL OPINION

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                     EXPERTS

         The consolidated financial statements of Quarterdeck Corporation as of September 30, 1995 and 1994, and for each of the years in the three-year period ended September 30, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================
NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON HAS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                            -------------------------

                                TABLE OF CONTENTS

                                                                            Page

Available Information ...................................................      2
Incorporation of Certain Information by
    Reference ...........................................................      2
The Company .............................................................      2
Risk Factors ............................................................      3
Selected Financial Information ..........................................     10

Price Range of Common Stock and
    Dividends ...........................................................     12
Description of Capital Stock ............................................     13
Securities Covered by this Prospectus ...................................     15
Legal Opinion ...........................................................     16
Experts .................................................................     16





                                4,000,000 SHARES




                             QUARTERDECK CORPORATION




                                  COMMON STOCK
                                ($.001 PAR VALUE)





                           --------------------------
                                   PROSPECTUS
                           --------------------------








                                            , 1996


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide: (i) the Registrant is required to indemnify its directors and officers and may indemnify its other employees and agents, and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant is required to advance expenses, as incurred, to such directors and officers and may advance expenses to such other employees and agents in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to acting in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers, employees and agents; (iv) the Registrant may maintain director and officer liability insurance to extent reasonably available; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers, employees and agents. The Registrant has also entered into an agreement with its directors and certain of its officers indemnifying them to the fullest extent permitted by the foregoing. These indemnification provisions, and the Indemnification Agreements entered into between the Registrant and its directors and certain of its officers, may be sufficiently broad to permit indemnification of the Registrants' officers and directors for liabilities arising under the Securities Act of 1933, as amended.

         The Company's 1990 Stock Plan, as amended, provides for indemnification by the Company of any committee member, officer or director administering or interpreting such plan for actions not undertaken in bad faith or fraud.

       ITEM 21.        EXHIBITS

         4.1      - Rights Agreement, dated as of August 11, 1992, between the
                    Company and Bank of America NT&SA (Incorporated herein by reference to the Company's Form 8-K dated August 11, 1992).

         5.1      - Opinion of Gibson, Dunn & LLP regarding the legality of
                    issuance of Common Stock.*

         23.1     - Consent of Gibson, Dunn & Crutcher LLP is contained in its opinion filed as Exhibit 5.1.*

         23.2     - Consent of KPMG Peat Marwick.

         24.1     - Power of Attorney (included at page II-4).

- ------------------

*To be filed by amendment.

ITEM 22. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter as been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 13th day of May, 1996.

                                      QUARTERDECK CORPORATION

                                      By:  /s/
                                           -------------------------------------
                                           Gaston Bastiaens
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gaston Bastiaens and Frank R. Greico, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                  Signature                             Title                                  Date
                  ---------                             -----                                  ----

/s/                                             President and Chief Executive              May 13, 1996
- ----------------------------------------        Officer (Principal Executive
Gaston Bastiaens                                Officer)


/s/                                             Senior Vice President and                  May 13, 1996
- ----------------------------------------        Chief Financial Officer
Frank R. Greico                                 (Principal Financial and
                                                Accounting Officer)


/s/                                             Chairman of the Board                      May 13, 1996
- ----------------------------------------
Frank W.T. LaHaye

/s/                                             Director                                   May 13, 1996
- ----------------------------------------
King R. Lee

/s/                                             Director                                   May 13, 1996
- ----------------------------------------
Howard L. Morgan

                                INDEX TO EXHIBITS

     EXHIBIT                                                                                 Sequentially
      NUMBER                                        Description                              Numbered Pages
      ------                                        -----------                              --------------
5.1                  Opinion and consent of Gibson, Dunn & Crutcher LLP.
23.1                 Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit
                     5.1).*
23.2                 Consent of KPMG Peat Marwick LLP, independent auditors.
24.1                 Power of Attorney (included at page II-3).*

- ------------------

*    To be filed by amendment.